DLA Piper LLP (US)
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Robert H. Bergdolt robert.bergdolt@dlapiper.com
T 919.786.2002
F 919.786.2200

April 24, 2009
VIA COURIER AND EDGAR

Mr. Tom Kluck

Ms. Stacie Gorman

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561 CF/AD8

Washington, D.C. 20549

Re:	KBS Strategic Opportunity REIT, Inc.
File No. 333-156633

(Confidential, For Use of the Commission Only)

Dear Mr. Kluck:

On behalf of our client, KBS Strategic Opportunity REIT, Inc. (the “Company”), we are writing to respond to the third comment set forth in the comment letter from the staff of the Commission’s Division of Corporation Finance to Keith D. Hall, Chief Executive Officer of the Company, dated March 16, 2009, in connection with the Company’s above-referenced registration statement. Such comment is reproduced below:

What are the fees that you will pay to the advisor . . . . page 8

We note your response to comment 10 of our previous letter. In response to our comment, you indicate that you are not able to determine the maximum amount to be paid for your disposition fee, incentive fee, or acquisition fee. However, with respect to your acquisition fee, we note that you have provided disclosure of the maximum amount based on 1%. Please provide similar disclosure with respect to the 6% maximum disclosed in your charter. Please make similar revisions to the tables on pages 45, 46, and 59 and elsewhere as applicable. Also include a cross reference to the “Management Compensation” section that explains the fees in more detail.

We would like to clarify our response to comment 10 of your previous letter and also provide additional reasons for omitting the requested disclosure. The advisory agreement into which the Company will enter with its external advisor provides for an acquisition and origination fee of 1% of the cost of investments made by the Company. This is the acquisition and origination fee the Company expects and intends to pay the advisor. The best estimate the Company can provide to potential investors of the maximum acquisition and origination fees is calculated by assuming (i) the Company raises the maximum offering amount and (ii) the Company secures the maximum expected leverage. This amount is included in the management compensation tables on pages 9 and 60 and as a footnote to the use of proceeds tables at pages 13 and 46 in the prospectus included in Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-11.

The Company’s charter limits the amount of acquisition and origination fees and expenses it can incur to a total of 6% of the contract purchase price for an asset or, in the case of a loan it originates, 6% of the

Mr. Tom Kluck

April 24, 2009

Page Two

funds advanced. This limit may only be exceeded if the conflicts committee approves (by majority vote) the fees and expenses and finds the transaction to be commercially competitive, fair and reasonable to the Company. The only reason this 6% limit is in the Company’s charter is because it is required by the Statement of Policy Regarding Real Estate Investment Trusts adopted by the North American Securities Administrators Association (the “NASAA Statement of Policy”), which is applied to non-traded REITs by most states. As a non-traded REIT, the Company must register its public offering in every state in which it wishes to conduct the offering. If the Company were not otherwise required to do so by the states’ application of the NASAA Statement of Policy, the Company would not have any charter-imposed limitation on acquisition and origination fees and expenses. The Company has no intention of paying the advisor acquisition and origination fees that approach the cap in the NASAA Statement of Policy.

The Company, like any other company with an external advisor, can amend its advisory agreement in the future but, in the Company’s case, this can only be done with the approval of the conflicts committee, which consists solely of all of the Company’s independent directors. We note that the compensation for advisors to non-traded REITs is kept in check by the same factors that keep compensation in check for advisors (or executive officers, as the case may be) for traded companies: (a) a compensation committee consisting of independent directors (the Company’s conflicts committee serves this function); (b) the fiduciary duties of directors and (c) the ability of the stockholders to replace the directors. We note that neither of the other two public REITs sponsored by KBS (KBS Real Estate Investment Trust, Inc. and KBS Real Estate Investment Trust II, Inc.) pay the maximum acquisition and origination fees permitted under their charters, and we are not aware of any non-traded REITs that do. Further, the prior KBS-sponsored REITs have not increased the acquisition and origination fees from that disclosed in their initial registration statements. We do not believe that the 6% limit is a likely limit to be reached because we do not believe, based on the fees paid by the other KBS public programs and other non-traded REITs, that independent directors would approve such fees as such fees would place KBS out of the market. We also note in this regard that Section 8.2 of the Company’s charter specifically requires that, in evaluating and approving the compensation under the advisory agreement, the conflicts committee consider such factors as: (a) the amount of the fees and any other compensation, including stock-based compensation, paid in relation to the size, composition and performance of the Company’s portfolio; (b) the success of the advisor in generating opportunities that meet the investment objectives of the Company; (c) rates charged to other REITs and to investors other than REITs by advisors performing the same or similar services; (d) additional revenues realized by the advisor through its relationship with the Company, including loan administration, underwriting or broker commissions, servicing, engineering, inspection and other fees, whether paid by the Company or by others with whom the Company does business; (e) the quality and extent of service and advice furnished by the advisor; (f) the performance of the Company’s portfolio, including income, conservation or appreciation of capital, frequency of problem investments and competence in dealing with distress situations; and (g) the quality of the Company’s portfolio relative to the investments generated by the advisor for its own account.

We note that traded REITs that are externally advised do not have charter limitations similar to the one at issue here, yet we are not aware of any requirement or practice that they affirmatively disclose that the board of directors is unrestricted in the maximum amount of compensation it may pay to its advisor. We do not believe the Company should be required to attempt to disclose a hypothetical maximum acquisition and origination fee solely because a cap is imposed by the NASAA Statement of Policy.

Mr. Tom Kluck

April 24, 2009

Page Three

Further, because the limit applies to the total of acquisition and origination fees and expenses, it is necessary to know the expenses for each acquisition or origination (such as closing costs, due diligence expenses, and other variable costs) in order to know the maximum allowable fee on such acquisition or origination. Because such information cannot be known in advance, we submit that the maximum fees permitted under the Company’s charter cannot be accurately expressed as a maximum percentage or dollar amount. This is distinguishable from the actual 1% acquisition and origination fee called for by the advisory agreement, which can be calculated with greater certainty.

We believe that the requirement under Industry Guide 5 that the Company disclose the compensation and fees that may be payable to the advisor is intended to capture the compensation and fees that are actually intended to be paid or payable under the Company’s advisory agreement. In support of this view, we have reviewed the registration statements of 23 non-traded REITs filed in the past 12 months and none of them attempted to disclose a maximum percentage or dollar amount for the acquisition and origination fee permitted under the registrant’s charter. To do so would indicate to investors the possibility of fees based on the limitations of the NASAA Statement of Policy rather than the registrant’s actual intentions and expectations. We believe such disclosure would be misleading.

With the additional disclosure provided in Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-11, investors are apprised of the fact that in the future the conflicts committee has the authority to approve greater acquisition and origination fees than are currently anticipated. In doing so the conflicts committee would have to take the factors mentioned above into account. Thank you for your assistance in connection with the Staff’s review of the Company’s registration statement. Please do not hesitate to contact me with any questions regarding the foregoing.

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt

Partner

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